Exhibit 99.1

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.

AerCap or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

Embraer	Embraer S.A.

EOL contract	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

Genesis Transaction	The all-share acquisition of Genesis on March 25, 2010.

ILFC	International Lease Finance Corporation

ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly owned subsidiary of AerCap, purchase of 100 percent of ILFC’s common stock from AIG on May 14, 2014.

IRS	Internal Revenue Service

LIBOR	London Interbank Offered Rates

MR contract	Maintenance reserved contract

OCI	Other comprehensive income (loss)

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

Reorganization	The transfer of substantially all of ILFC’s assets to AerCap Trust and AerCap Trust’s assumption of substantially all of ILFC’s liabilities on May 14, 2014.

SEC	U.S. Securities and Exchange Commission

SPE	Special purpose entity

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

Waha	Waha Capital PJSC

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed, Consolidated Balance Sheets as of December 31, 2013 and September 30, 2014	5
Unaudited Condensed, Consolidated Income Statements for the Three and Nine Months ended September 30, 2013 and September 30, 2014	6
Unaudited Condensed, Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2013 and September 30, 2014	7
Unaudited Condensed, Consolidated Cash Flow Statements for the Nine Months ended September 30, 2013 and September 30, 2014	8
Notes to the Unaudited Condensed, Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Balance Sheets

As of December 31, 2013 and September 30, 2014

		December 31,	September 30,
	Note	2013	2014
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$295,514	$1,744,294
Restricted cash		272,787	673,307
Trade receivables		5,203	139,846
Flight equipment held for operating leases, net	6	8,085,947	31,852,581
Maintenance rights intangible and lease premium, net		9,354	4,228,491
Flight equipment held for sale		—	17,302
Net investment in finance and sales-type leases		31,995	260,399
Prepayments on flight equipment		223,815	3,414,327
Other intangibles, net		—	447,551
Deferred income tax assets		121,663	171,119
Other assets	7	404,863	916,067
Total Assets		$9,451,141	$43,865,284

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	9	$164,222	$1,105,612
Accrued maintenance liability		466,293	3,277,240
Lessee deposit liability		92,660	821,825
Debt	10	6,236,892	30,827,610
Deferred income tax liabilities		61,842	188,442
Commitments and contingencies	17	—	—
Total Liabilities		7,021,909	36,220,729

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013 and 350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at September 30, 2014)		1,199	2,559
Additional paid-in capital		934,024	5,533,161
Accumulated other comprehensive loss		(9,890)	(5,526)
Accumulated retained earnings		1,500,039	2,033,996
Total AerCap Holdings N.V. shareholders’ equity	11	2,425,372	7,564,190
Non-controlling interest	11	3,860	80,365
Total Equity	11	2,429,232	7,644,555
Total Liabilities and Equity		$9,451,141	$43,865,284

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2013 and 2014

		Three Months ended September 30,		Nine Months ended September 30,
	Note	2013	2014	2013	2014
		(US dollars in thousands except share and per share amounts)
Revenues and other income
Lease revenue	16	$258,005	$1,222,107	$714,614	$2,234,454
Net gain on sale of assets		10,749	2,786	32,240	31,578
Other income	13	10,618	26,139	25,378	56,608
Total Revenues and other income		279,372	1,251,032	772,232	2,322,640
Expenses
Depreciation and amortization		87,460	455,122	248,999	821,253
Asset impairment		9,193	1,584	11,854	1,871
Interest expenses		63,654	266,964	169,342	502,338
Operating lease-in costs		—	—	550	—
Leasing expenses		5,529	28,939	30,775	64,273
Transaction and integration related expenses	2	—	14,386	—	136,863
Selling, general and administrative expenses	12, 14	23,398	96,011	67,661	182,398
Total Expenses		189,234	863,006	529,181	1,708,996
Income before income taxes and income of investments accounted for under the equity method		90,138	388,026	243,051	613,644
Provision for income taxes		(7,661)	(66,777)	(20,659)	(107,388)
Net income of investments accounted for under the equity method		3,042	21,037	7,150	27,200
Net income		$85,519	$342,286	$229,542	$533,456
Net loss (income) attributable to non-controlling interest		(1,871)	(1,341)	(2,755)	501
Net income attributable to AerCap Holdings N.V.		$83,648	$340,945	$226,787	$533,957

Basic earnings per share	15	$0.74	$1.61	$2.00	$3.26
Diluted earnings per share	15	$0.73	$1.59	$1.98	$3.21

Weighted average shares outstanding - basic	15	113,508,375	212,070,104	113,424,415	163,722,591
Weighted average shares outstanding - diluted	15	114,921,601	214,398,654	114,751,946	166,095,640

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2013 and 2014

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2014	2013	2014
	(US dollars in thousands )

Net income attributable to AerCap Holdings N.V.	$83,648	$340,945	$226,787	$533,957
Other comprehensive income:
Net change in fair value of derivatives, net of tax of $11, $9, $(611) and $(623), respectively and net of reclassification adjustments	(77)	(64)	4,277	4,364

Total other comprehensive (loss) income :	(77)	(64)	4,277	4,364

Total comprehensive income	$83,571	$340,881	$231,064	$538,321

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2013 and 2014

	Nine Months ended September 30,
	2013 (a)	2014
	(US dollars in thousands)

Net income	$229,542	$533,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,999	821,253
Asset impairment	11,854	1,871
Amortization of debt issuance costs and debt discounts	36,020	74,284
Amortization of lease premium intangibles	6,534	11,618
Accretion of fair value adjustments on debt	—	(208,510)
Accretion of fair value adjustments on deposits and maintenance reserves	—	46,959
Maintenance rights expense	—	27,474
Net gain on sale of assets	(32,240)	(31,578)
Mark-to-market of non-hedged derivatives	(9,600)	11,933
Deferred income taxes	13,806	102,721
Share-based compensation	6,914	43,231
Changes in operating assets and liabilities:
Trade receivables	(115)	88,612
Other assets	(17,794)	85,179
Accounts payable, accrued expenses and other liabilities	16,568	(110,142)
Net cash provided by operating activities	510,488	1,498,361
Purchase of flight equipment	(1,550,574)	(1,373,863)
Proceeds from sale or disposal of assets	577,252	487,555
Prepayments on flight equipment	(156,273)	(265,249)
Acquisition of ILFC, net of cash acquired (Note 2)	—	(195,311)
Capital contributions	(13,180)	—
Collections of finance and sales-type leases	1,489	38,332
Movement in restricted cash	609	326,604
Net cash used in investing activities	(1,140,677)	(981,932)
Issuance of debt	1,799,568	4,453,455
Repayment of debt	(1,389,132)	(3,562,887)
Debt issuance costs paid	(22,183)	(111,190)
Maintenance payments received	74,960	333,194
Maintenance payments returned	(45,708)	(162,824)
Security deposits received	21,580	48,052
Security deposits returned	(11,057)	(62,448)
Net cash provided by financing activities	428,028	935,352
Net increase (decrease) in cash and cash equivalents	(202,161)	1,451,781
Effect of exchange rate changes	(142)	(3,001)
Cash and cash equivalents at beginning of period	520,401	295,514
Cash and cash equivalents at end of period	$318,098	$1,744,294

Supplemental cash flow information:
Interest paid, net of amounts capitalized	152,448	1,028,325
Taxes paid	4,961	25,343

(a)         Certain reclassifications have been made to Unaudited Condensed, Consolidated Statement of Cash Flows as of September 30, 2013 to reflect the current year presentation. See Note 3.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with $43.9 billion of total assets on our balance sheet at September 30, 2014, mainly consisting of 1,130 owned aircraft, including 1,106 aircraft under operating leases and 23 aircraft under finance and sales-type leases and one aircraft that met the criteria for being classified as held for sale. In addition, we had 546 aircraft on order, under contract or in our managed portfolio. The average age of the owned fleet as of September 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed, consolidated financial statements include the accounts of AerCap. AerCap is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006.

On May 14, 2014, AerCap successfully completed the ILFC Transaction, as further described below.

2. ILFC Transaction

On May 14, 2014 (the “Closing Date”), AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC’s common stock from AIG. The total consideration paid to AIG on the Closing Date consisted of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares (the “ILFC Transaction”). Prior to the consummation of the ILFC Transaction, ILFC paid a special distribution to AIG in the amount of $600.0 million.

The total consideration paid to AIG, excluding the special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap’s closing price per share of $46.59 on May 14, 2014. On the Closing Date, immediately after consummation of the ILFC Transaction, all of ILFC’s assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

In connection with the ILFC Transaction, on May 14, 2014, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of three tranches of varying tenor in a private placement, and of which $2.4 billion was used to satisfy the cash consideration of the ILFC Transaction. The Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain of its subsidiaries, including ILFC. Of the remaining $200 million, approximately $41 million was used for expenses related to the ILFC Transaction and $159 million will be used for general corporate purposes. Additionally, in December 2013, AIG entered into a credit agreement for a senior unsecured revolving credit facility between AerCap Ireland Capital Limited, as borrower, and AIG, as lender and administrative agent. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap’s general corporate purposes. AerCap Trust and ILFC are unconditional guarantors of the facility.

Upon the closing of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. The AIG shares are subject to a lockup period which will expire in stages over a 9 to 15 month period after the Closing Date. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The consideration transferred to effect the ILFC Transaction consisted of the following:

Cash consideration (a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Stock compensation	12,275
Consideration transferred	$6,957,641

(a)         Excludes the $600.0 million special distribution paid by ILFC to AIG prior to the Closing Date.

The following is a summary of the preliminary allocation of the purchase price to the preliminary fair values of the identifiable assets acquired, the liabilities assumed and non-controlling interest in connection with the ILFC Transaction on the Closing Date. During the three months ended September 30, 2014, the Company adjusted the preliminary fair values assigned to certain assets and liabilities to reflect additional information obtained since the Closing Date, which resulted in a reduction of goodwill by $0.2 million. The opening balance sheet has been adjusted to reflect these changes, the most significant of which included increases to Trade receivables and Accrued maintenance liabilities. Additional adjustments to the preliminary values of assets and liabilities recognized in the ILFC Transaction may occur as the allocation of the consideration is finalized during the measurement period of one year post closing. The primary areas that are not yet finalized are related to flight equipment held for operating lease, the maintenance related assets and liabilities, the forward order book and income taxes.

Estimated Fair Value

Assets
Cash and cash equivalents and restricted cash (a)	$2,958,809
Flight equipment held for operating leases, net	23,990,991
Prepayments on flight equipment	3,166,788
Maintenance rights intangible and lease premium (b)(c)	4,262,591
Other intangibles (d)	440,093
Accrued maintenance liability	(2,704,074)
Debt	(24,339,842)
Other assets and liabilities	(761,039)
Non-controlling interest	(77,047)
Estimate of fair value of net assets acquired	$6,937,270
Consideration transferred	6,957,641
Estimate of goodwill	$20,371

(a)               Includes $2,207 million of Cash and cash equivalents.

(b)               See Note 3 — Basis for presentation

(c)                Includes $4,156 million maintenance rights intangible, and the remaining amount relates to lease premium

(d)               The weighted average amortization period for Other intangibles is approximately 16 years.

AerCap reported transaction and integration related expenses related to the ILFC Transaction of $14.4 million for the three months ending September 30, 2014 and $136.9 million for the nine months ending September 30, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Transaction and integration related expenses includes the following:

	Three Months ended	Nine Months ended
	September 30, 2014	September 30, 2014
Severance and other compensation expenses	$6,223	$50,431
Banking fees	—	45,740
Professional fees	8,163	40,692
	$14,386	$136,863

Those expenses are included in the Condensed, Consolidated Income Statements.

The acquired business contributed Total revenues and other income of $1,569.4 million and Net income of $441.1 million to AerCap for the period beginning May 14, 2014, and ending September 30, 2014.

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

	Pro Forma	Pro Forma
	Three Months ended	Three Months ended
	September 30, 2014	September 30, 2013

Total revenue and other income	$1,251,515	$1,382,439
Net income (loss)	$242,890	$(556,015)

	Pro Forma	Pro Forma
	Nine Months ended	Nine Months ended
	September 30, 2014	September 30, 2013

Total revenue and other income	$3,943,494	$4,026,303
Net income (loss)	$678,197	$(361,298)

The most significant pro forma adjustments were to reflect the (net of tax) impact of: (i) the amortization of intangible lease premium component as an adjustment to revenue; (ii) the expensing of the maintenance rights intangible component, which occurs when the lease ends for EOL contracts or upon a lessee performing an overhaul on our aircraft for MR contracts. The related pro forma adjustment for the three and nine months ended was based on the pro-rata estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and intangibles; (iv) the interest expense on the existing debt taking into account the fair value adjustment to the debt as of the Closing Date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2013; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities as well as the prepayments on flight equipment; and (vii) non-recurring transaction and integration related expenses, as if they had been incurred as of January 1, 2013 instead of 2014.

The above unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information did not adjust for gain from sales, impairment charges and loss from early extinguishment of debt. These pro forma amounts are not designed to represent the future expected financial results of AerCap.

Application of the Acquisition Method of Accounting:

We applied the acquisition method of accounting and measured the identifiable assets acquired, the liabilities assumed, and non-controlling interest at the acquisition date fair value.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The fair values of the assets acquired and liabilities assumed were determined using the market and income approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market, other than certain debt financing arrangements assumed in the ILFC Transaction. Each major asset acquired and liability assumed is discussed separately below:

Flight equipment:  We determined the fair value of our Flight equipment as of the Closing Date using an income approach based on the present value of the expected future cash flows. We measured the fair value of our Flight equipment as if unencumbered by any existing contractual lease terms and based on the estimated physical maintenance condition as of the Closing Date. The expected cash flows were estimated using current market lease rates for the remainder of the terms of the existing leases and future market lease rates for additional leases and an estimated residual value based on the aircraft type, age, and airframe and engine configuration of the aircraft. The aggregate cash flows were then discounted to present value. The discount rates were based on the type and age of aircraft (including the remaining useful life of the aircraft), and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components.

Forward order book:  The fair value of the forward order book, which is included in Prepayments on flight equipment on the Condensed, Consolidated Balance Sheet, was estimated based on the present value of the cash flows expected to be generated by the asset. Under this approach, fair value was determined by discounting the difference between the estimated fair value, as indicated by aircraft appraiser forward base values, and the contractual purchase prices for each forward order aircraft, at the respective future delivery dates. The difference was discounted at a required market rate of return that reflects the relative risk of achieving the asset’s expected cash flows and the time value of money.

Maintenance rights intangible asset components of in-place leases and lease premium:  The fair value of the maintenance rights intangible asset component associated with EOL contracts was determined based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term adjusted for the credit risk of the lessee. The fair value of the maintenance rights intangible asset component associated with MR contracts was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL contracts and MR contracts are discounted at a required market rate of return that reflects the relative risk of achieving the expected cash flows of the asset and the time value of money.

The fair value of the lease premium was determined based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for the credit risk of the lessee, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.

Other intangible assets:  Primarily includes customer relationship intangible assets and other intangible assets. The fair value of the customer relationship intangible asset was determined using the excess earnings method. This method measures the value of an intangible asset by calculating the residual profit after subtracting the appropriate returns for all other complementary assets that benefit the business.

Accrued maintenance liabilities:  Under our aircraft leases, the lessee is generally responsible for all operating expenses during the term of the lease, as well as for normal maintenance and repairs and major aircraft component maintenance events. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rentals based on hours or cycles of utilization. If a lessee pays supplemental maintenance rentals, we are generally obligated to reimburse the lessee for costs they incur for certain qualified maintenance events. In connection with a lease of a used aircraft, we generally agree to contribute to certain maintenance events that the lessee incurs during the lease term (Lessor Contributions).

We determined the fair value of our maintenance liability relating to pre-acquisition usage based on the present value of expected cash outflows during the remaining lease term consisting of (i) expected reimbursements of maintenance deposits at the time of the forecasted maintenance event, and (ii) expected Lessor Contributions at time of the forecasted maintenance event. These two cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.

Debt:  The fair value of debt is estimated using quoted market prices where available. The fair value of certain debt without quoted market prices is estimated using discounted cash flow analyses based on current market prices for similar type debt instruments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Non-controlling interests (“NCI”):  NCI include the Market Auction Preferred Stock (“MAPS”) securities issued by ILFC. The MAPS are not convertible, and have a liquidation value of $100,000 per share, with 500 shares issued and outstanding for each of the MAPS Series A and B securities. The dividend rate, other than the initial rate, for each dividend period for each series is to be reset approximately every seven weeks (49 days) on the basis of orders placed in an auction, provided such auctions are able to occur. At September 30, 2014, the dividend rate for Series A MAPS was 0.305% and the dividend rate for Series B MAPS was 0.278%. MAPS fair values were estimated using discounted cash flow analysis based on estimated market yield for similar instruments.

Income taxes:  AerCap and AIG will make an election under Section 338(h)(10) of the IRS code, which will result in the acquisition being treated as a sale of the assets of ILFC and its subsidiaries for U.S. federal and state income tax purposes, except for our wholly-owned subsidiary, AeroTurbine, which will be treated as a taxable stock purchase. As a result of this election, the tax adjusted purchase price was allocated to our net assets which changed the tax basis used to derive the deferred tax assets and liabilities. After the transaction-related adjustments were recorded (but prior to the Reorganization), we had a net deferred tax liability of $5.0 million compared to ILFC’s net deferred tax liability of $4.1 billion immediately preceding the transaction. Immediately after consummation of the ILFC Transaction, the plan of Reorganization was executed and ILFC immediately began transferring its assets and liabilities to AerCap Trust, the majority of whose earnings are subject to Irish tax. We transferred a mix of assets and liabilities with various book tax basis differences to Ireland from May 14, 2014 to September 30, 2014. As a result of these transfers, our current tax payable was $39.1 million at September 30, 2014, with an offsetting deferred tax asset of $66.4 million, which partially related to the assets and liabilities remaining in the United States. In addition, we had a deferred tax liability of $123.4 million at September 30, 2014. The current taxes payable amount is presented within Accounts payable, accrued expenses and other liabilities on the September 30, 2014 Condensed, Consolidated Balance Sheet. The U.S. federal and state tax liabilities for tax years prior to the Closing date, including the assumed liabilities related to unrecognized tax benefits, remain with AIG.

3.  Basis for presentation

Our financial statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in U.S. dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of those for a full fiscal year. Our significant accounting policies are described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and the following are updates and additions to those policies as a result of the ILFC Transaction.

Use of estimates: The preparation of Condensed, Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The Company reviews estimated useful life and residual value of aircraft periodically based on its knowledge to determine if they are appropriate and records adjustments on an aircraft by aircraft basis as necessary. In the nine months ended September 30, 2014 and September 30, 2013, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the nine months ended September 30, 2014 was to reduce net income by $2.9 million, or $0.02 basic and diluted earnings per share. The effect on net income from continuing operations for the nine months ended September 30, 2013 was to reduce net income by $5.4 million, or $0.05 basic and diluted earnings per share.

Investment in finance and sales-type leases:  If a lease meets specific criteria under U.S. GAAP at the inception of the lease, we recognize the lease in Net investment in finance and sales-type leases on our Condensed, Consolidated Balance Sheets. For sales-type leases, we de-recognize the aircraft and any lease-related assets or liabilities and recognize the difference between the aircraft carrying value, including the lease-related assets and liabilities, and the Net investment in finance and sales-type leases as a gain or loss. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. The unearned income is recognized in Other income on our Condensed, Consolidated Income Statements over the lease term in a manner that produces a constant rate of return on the lease.

Maintenance rights intangible asset components of in-place leases and lease premium: The maintenance rights intangible asset components represent the contractual right under our leases to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition by virtue of our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee. The maintenance rights intangible component arose from the application of the acquisition method of accounting and represented the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights represented the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date.

For MR contracts, maintenance rights expense is recognized at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For EOL contracts, maintenance rights expense is recognized upon lease termination, to the extent the lease end cash compensation paid to us is less than the maintenance rights intangible asset. Maintenance rights expense is included in Leasing expenses in our Condensed, Consolidated Income Statement. To the extent the lease end cash compensation paid to us is more than the maintenance rights intangible asset, revenue is recognized in Lease revenue in our Condensed, Consolidated Income Statement, upon lease termination.

The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of Lease revenue.

Other definite-lived intangible assets:  These primarily represent customer relationships recorded at fair value upon the consummation of the ILFC Transaction.

The rate of amortization of these definite-lived intangible assets is estimated based on the period over which we expect to derive economic benefits from such assets. We evaluate all definite-lived intangible assets for impairment.

Other assets:  Other assets consist of inventory, prepaid expenses, debt issuance costs, notes receivable, other receivables and other tangible fixed assets.

Inventory consists primarily of engine and airframe parts we sell through our subsidiary, AeroTurbine. Inventory is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Notes receivable represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of the debtor and the economic conditions persisting in the debtor’s operating environment.

Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16 percent to 33 percent per annum over the assets’ useful lives using the straight-line method.

Accrued maintenance liability:  In substantially all of our aircraft leases, the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are included in Leasing expenses on our Condensed, Consolidated Income Statements, to the extent such expenses are incurred by us. In many operating and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rents which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rent payments made with respect to the lease contract.

In most lease contracts not requiring the payment of supplemental maintenance rents, the lessee is generally required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is generally EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as Lease revenue when received to the extent those payments exceed the EOL contract maintenance rights intangible asset, and payments of EOL cash compensation as Leasing expenses when paid to the extent those payments exceed liabilities.

In addition, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions) primarily related to usage of major life-limited components occurring prior to entering into the lease. For lease contracts completed subsequent to the ILFC Transaction, we account for planned major maintenance activities such as lessor contributions based on the expense as incurred method. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution. Where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

For all of our MR contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet, net of any maintenance rights intangible asset balance, and recognized as net gain on sale of assets as part of the sale of the flight equipment.

For all contracts outstanding at the Closing Date, we determined the fair value of our maintenance liability, including lessor contributions, based on the present value of the expected cash outflows. We accrete these discounted amounts to their respective nominal values, to the expected maintenance event dates, using the effective interest method, recognizing an increase to Interest expense.

Debt and Deferred Debt Issue Costs:  Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, where applicable, and fair value adjustments. The fair value adjustments reflect the application of the acquisition method of accounting to the debt outstanding on the Closing Date. We amortize the amount of discount or premium and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to Interest expense over the life of the debt using the effective interest method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Lessee Security Deposits:  On the Closing Date we discounted our lessee security deposits to their respective present values. We accrete these discounted amounts to their respective nominal values, over the period we expect to refund the security deposits to each lessee, using the effective interest method, recognizing an increase to Interest expense.

Reclassifications

Amortization of debt issuance costs and debt discount— The Unaudited Condensed, Consolidated Statements of Cash Flows for the nine months ended September 30, 2013, includes a reclassification of $13.7 million to reduce net cash provided by financing activities and to increase net cash provided by operating activities with respect to the amortization of fair value adjustments on some of our debt which were previously netted against debt repayments. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods. Management does not believe that the reclassification is material to the financial statements taken as a whole.

Restricted cash—The Unaudited Condensed, Consolidated Statement of Cash Flows for the nine months ended September 30, 2013, includes a reclassification of $4.0 million to increase net cash flow provided by operating activities and to increase net cash used in investing activities. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of this reclassification in the respective period. Management does not believe that the reclassification is material to the financial statements taken as a whole.

4.  Recent Accounting Guidance

Accounting standards adopted during 2014:

Presentation of Unrecognized Tax Benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the “Carry-forwards”). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial statements.

Future application of accounting standards:

Reporting Discontinued Operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discounted operations presentation.

The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We plan to adopt the standard on its required effective date of January 1, 2015 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. We have the option to apply the provisions of the standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of initial application. Early adoption is not permitted. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial statements.

Disclosure of Going Concern Uncertainties

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

5.  Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The following table summarizes our financial assets and liabilities as of September 30, 2014 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	September 30, 2014	Level 1	Level 2	Level 3
Derivative assets	$24,346	$—	$24,346	$—
Derivative liabilities	(3,247)	—	(3,247)	—
	$21,099	$—	$21,099	$—

Our derivative assets and liabilities included in level 2 consist of U.S. dollar denominated interest rate swaps, caps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income for those derivative assets and liabilities not subject to cash flow hedge accounting treatment.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As described in our Annual Report on Form 20-F for the year ended December 31, 2013 we also measure the fair value of certain assets and liabilities, when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations.

Fair Value Disclosures of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying value reported on the balance sheet for cash and cash equivalents and restricted cash approximates its fair value.

Notes Receivable: The carrying value reported on the balance sheet for notes receivable approximates its fair value.

Debt Financing: The fair value of our debt financings consider the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long term unsecured fixed rate and floating rate debt is estimated using quoted market prices, where available and otherwise it is estimated using discounted cash flow analysis based on current market prices for similar type debt. The fair value of our long term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt.

Derivatives: At September 30, 2014 and December 31, 2013, our derivative portfolio consisted of U.S. dollar denominated interest rate swaps, caps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates.

Guarantees: Guarantees are included in Accounts payable, accrued expenses and other liabilities on our Condensed, Consolidated Balance Sheets. Fair value is determined by reference to the underlying aircraft and guarantee amount. See Note 17—Commitments and Contingencies—Asset Value Guarantees.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The carrying amounts and fair values of our most significant financial instruments at September 30, 2014 are as follows:

	September 30, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,346	$24,346	$—	$24,346	$—
Notes receivable	145,981	145,981	—	145,981	—
Cash and cash equivalents, including Restricted cash	2,417,601	2,417,601	2,417,601	—	—
	$2,587,928	$2,587,928	$2,417,601	$170,327	$—
Liabilities
Debt	$30,827,610	$30,520,293	$—	$30,520,293	$—
Derivative liabilities	3,247	3,247	—	3,247	—
Guarantees	133,525	131,760	—	—	131,760
	$30,964,382	$30,655,300	$—	$30,523,540	$131,760

6.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Twelve Months ended	Nine Months ended
	December 31, 2013	September 30, 2014
Net book value at beginning of period	$7,261,899	$8,085,947
ILFC Transaction	—	23,990,991
Additions	1,825,937	1,601,630
Depreciation	(336,888)	(805,418)
Impairment	(25,616)	(1,871)
Disposals	(606,495)	(932,355)
Transfers to investment in finance and sales-type leases/inventory	(32,890)	(86,343)
Net book value at end of period	$8,085,947	$31,852,581
Accumulated depreciation at December 31, 2013 and September 30, 2014	$(1,337,675)	$(1,923,907)

7.  Other assets

Other assets consist of the following:

	December 31,	September 30,
	2013	2014
AeroTurbine inventory	$—	$273,901
Debt issuance costs	148,315	191,189
Notes receivable	75,788	145,981
Other receivables	27,223	131,947
Investments	112,380	113,659
Derivative assets (see note 8)	32,673	24,346
Other tangible fixed assets	2,427	21,026
Prepaid expenses	6,057	14,018
	$404,863	$916,067

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

8. Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk averse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. Furthermore from time to time we enter into foreign currency derivatives to hedge the current and future Euro-U.S. dollar exposure to our business. As of September 30, 2014, we had no currency swaps. As of September 30, 2014, we had interest rate swaps, caps and floors with a combined notional amount of $1.9 billion and a net fair value of $21.0 million. The fair value as of September 30, 2014 is recorded in the balance sheet as derivative assets of $24.3 million, derivative liabilities of $3.2 million and accrued interest of $0.1 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to 18 swaps acquired pursuant to the ILFC Transaction. The acquired interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. The change in fair value during the three months ended September 30, 2013 and 2014 was a loss of $4.2 million and $0.5 million, respectively. The change in fair value on the above mentioned derivatives during the nine months ended September 30, 2013 and 2014 was a gain of $9.5 million and a loss of $11.9 million, respectively.

As of September 30, 2014, we had one interest rate swap for which we achieved cash flow hedge accounting treatment. The one interest rate swap had a notional amount of $50.0 million. The change in fair value related to the effective portion of this interest rate swap is recorded, net of tax, in accumulated other comprehensive income.

9.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following:

	December 31,	September 30,
	2013	2014
Accrued expenses	$50,087	$352,392
Deferred revenue	47,698	345,416
Accrued interest	44,916	291,043
Lease deficiency	13,459	94,529
Accounts payable	829	11,419
Derivative liabilities (see note 8)	7,233	3,247
Other payables	—	7,566
	$164,222	$1,105,612

10.  Debt

As of September 30, 2014, our outstanding indebtedness, excluding fair value adjustments, totaled $29.4 billion and primarily consisted of senior unsecured bonds and medium term notes, senior secured bonds, export credit facilities, institutional secured term loans and commercial bank debt. As a result of applying the acquisition method of accounting, we adjusted the carrying amounts of our debt to fair value and eliminated any deferred debt discounts and premiums as of the Closing Date. Any debt issue cost capitalized by ILFC was also eliminated as of the Closing Date. These fair value adjustments are being amortized over the life of each associated debt instrument using the effective interest method.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Debt consists of the following:

	December 31,	September 30,
	2013 (a)	2014 (a)
Unsecured
Senior unsecured bonds, notes and medium-term notes	$300,000	$14,930,020
DBS revolving credit facility	150,000	—
Subordinated debt joint ventures partners	64,280	64,280
Other unsecured debt	73,124	51,508
Fair value adjustment	—	1,093,378
Secured
ECA and Ex-Im financings	1,594,137	2,804,347
Senior secured bonds	—	2,550,000
Institutional secured term loans	—	2,250,000
ALS II debt	450,045	356,236
GFL securitization debt	533,064	—
Temescal facility	—	1,143,375
AerFunding revolving credit facility	967,094	926,313
Skyfunding B737-800 acquisition facility	623,785	584,931
Portfolio facilities	553,134	1,022,684
PDP facilities	47,458	139,594
AeroTurbine facility	—	315,289
Other secured debt	968,768	1,281,105
Fair value adjustment	(87,997)	314,789
Subordinated
ECAPs subordinated debt	—	1,000,000
Fair value adjustment	—	(239)
	$6,236,892	$30,827,610

a)             As of the balance sheet date, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2013 Annual Report on Form 20-F, filed with the SEC on March 18, 2014, our quarterly report for the first quarter ended March 31, 2014 on Form 6-K, filed with the SEC on May 6, 2014 and our quarterly report for the second quarter ended June 30, 2014 on Form 6-K, filed with the SEC on August 28, 2014. There have been no material changes to our indebtedness besides scheduled repayments, since the filing of those reports, except for those described below.

AerFunding Revolving Credit Facility

On July 10, 2014 and September 10, 2014, we increased actual commitments by $25 million and $25 million respectively to $1.58 billion. Total allowable commitments in the AerFunding revolving credit facility are $1.65 billion.

Senior Secured Bonds

On September 2, 2014, we repaid the outstanding principal of $1.35 billion on the 6.5% senior secured notes due in 2014. The remaining bonds mature on September 1, 2016 and September 1, 2018.

Unsecured Citi Revolving Credit Facility

On September 11, 2014, the facility size was increased by $175 million to $2.93 billion, through the accession of two new lenders. Subsequent to September 30, 2014, total commitments under the facility were increased by $30 million to $2.96 billion.

Senior Unsecured Notes due 2021

On September 29, 2014, AerCap Ireland Capital Limited and AerCap Trust, jointly issued $800 million aggregate principal amount of 5.0% senior unsecured notes due October 2021. The proceeds of the notes are to be used for general corporate purposes. The notes were issued by a Supplemental Indenture to the $2.6 billion Senior Unsecured Notes issued in May 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

11. Equity

Movements in equity during the periods presented were as follows:

	Twelve Months ended December 31, 2013
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,122,038	$868	$2,122,906
Net income for the period	292,410	2,992	295,402
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Total other comprehensive income	4,511	—	4,511
End of the period	$2,425,372	$3,860	$2,429,232

	Nine Months ended September 30, 2014
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,425,372	$3,860	$2,429,232
Net income (loss) for the period	533,957	(501)	533,456
Issuance of shares to directors and employees	14	—	14
ILFC Transaction	4,557,641	77,047	4,634,688
Share-based compensation	42,843	—	42,843
Dividends paid	—	(41)	(41)
Total other comprehensive income	4,363	—	4,363
End of the period	$7,564,190	$80,365	$7,644,555

12.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ended September, 2014, no equity awards were granted under the AerCap equity incentive plans (“Equity Incentive Plans”).

During the three months ended June 30, 2014, 7,707,893 AerCap Holdings N.V. restricted share units were granted under the Equity Incentive Plans. During the same period, 145,000 restricted shares were granted under the Equity Incentive Plans, of which 92,220 AerCap Holdings N.V. restricted shares were issued with the remainder being withheld and applied to pay the wage taxes involved. Two-thirds of these equity incentive awards are subject to AerCap’s achievement of performance targets that will reinforce the alignment of the grantees’ interests with those of AerCap and its shareholders. This portion of the equity incentive awards will vest in 2018 (except a limited number of awards that will vest prior to 2018), but only if AerCap meets the required targets. The performance targets are designed to encourage superior performance over a prolonged period of time, and to this end are based on the Company’s average actual performance over several years compared to the set targets for the same time period. The remaining one-third of these equity incentive awards will be subject to time-based vesting, conditioned on continued employment through the 2018 annual general meeting of shareholders (except a limited number of awards that will vest prior to 2018; the time based portion of the CEO’s equity incentive award will vest in 2019). These events were already reported in the Company’s quarterly report on Form 6-K, dated June 30, 2014. During the three months ended March 31, 2014, 71,141 AerCap Holdings N.V. restricted share units were granted. These are the annual equity awards that are time based only, as referenced in the Company’s 2013 annual report on Form 20-F. These events were already reported in the Company’s quarterly report on Form 6-K, dated March 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

During the three months ended September 30, 2014, no restricted share units vested. During the same period, 64,274 share options, which were previously granted under the Equity Incentive Plans, were exercised. The holder of these share options received a net number of AerCap Holdings N.V. ordinary shares adjusted for the option strike price. In connection with the exercise of the 64,274 share options, the Company issued, in full satisfaction of its obligations, 32,270 AerCap Holdings N.V. ordinary shares.

During the three months ended June 30, 2014, 225,663 restricted share units, which were previously granted under the Equity Incentive Plans, vested. In connection with the vesting of the 225,663 restricted share units, the Company issued, in full satisfaction of its obligations, 210,403 AerCap Holdings N.V. ordinary shares to the holders of these restricted share units with the remainder being withheld and applied to pay the wage taxes involved. In addition, during the same period, 1,105,321 share options, which were previously granted under the Equity Incentive Plans, were exercised as well as 2,001 share options that resulted from the Genesis Transaction. In each case, the holder of these share options received a net number of AerCap Holdings N.V. ordinary shares adjusted for the option strike price. In connection with the exercise of the 1,107,322 share options, the Company issued, in full satisfaction of its obligations, 636,232 AerCap Holdings N.V. ordinary shares. These events were already reported in the Company’s quarterly report on Form 6-K, dated June 30, 2014. During the three months ended March 31, 2014, 4,938 share options that resulted from the Genesis Transaction were exercised.

At September 30, 2014, there were 250,000 share options outstanding at an exercise price of $24.63 per share, 100,000 share options outstanding at an exercise price of $2.95 per share, 14,192 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At September 30, 2014, 364,192 outstanding options were vested and 43,495 options were subject to future vesting criteria. At September 30, 2014, 10,056,032 restricted share units and 232,140 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, that all restrictions will lapse and that no forfeitures occur, we expect to recognize share-based compensation charges related to grants under the Equity Incentive Plans, excluding any possible future grants, of approximately $25.5 million during the remainder of 2014 and approximately $97.5 million, $93.9 million, $85.9 million, $37.9 million and $3.0 million during the years 2015, 2016, 2017, 2018 and 2019 respectively. In the three and nine months ended September 30, 2014 share-based compensation expenses were $25.7 million and $43.2 million respectively. As of September 30, 2014, there were also 124,536 share options outstanding with exercise prices between $23.00 and $25.50 per share (average $23.04 per share). These options resulted from the Genesis Transaction and were granted to certain former Genesis employees.

13. Other income

Other income includes the following:

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
AeroTurbine
Engines, airframes, parts and supplies revenue	$—	$79,861	$—	$172,138
Cost of goods sold	—	(66,854)	—	(144,195)
Gross profit	—	13,007	—	27,943
Management fees, interest and other	10,618	13,132	25,378	28,665
	$10,618	$26,139	$25,378	$56,608

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

14.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
Personnel expenses	$14,051	$39,504	$34,796	$76,719
Share-based compensation	2,394	25,729	6,914	43,232
Travel expenses	1,840	5,057	4,875	11,216
Professional services	2,162	7,539	11,582	16,483
Office expenses	958	7,670	2,442	13,478
Directors expenses	690	975	2,327	2,807
Mark-to-market on derivative instruments and foreign currency results	(392)	2,259	91	2,723
Other expenses	1,695	7,278	4,634	15,740
	$23,398	$96,011	$67,661	$182,398

15.  Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. As disclosed in Note 12, there are 10.8 million share options and restricted shares (units) outstanding as of September 30, 2014. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
Net income for the computation of basic earnings per share	$83,648	$340,945	$226,787	$533,957
Weighted average ordinary shares outstanding - basic	113,508,375	212,070,104	113,424,415	163,722,591
Basic earnings per ordinary share	$0.74	$1.61	$2.00	$3.26

	Three Months ended		Nine Months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
Net income for the computation of diluted earnings per share	$83,648	$340,945	$226,787	$533,957
Weighted average ordinary shares outstanding - diluted	114,921,601	214,398,654	114,751,946	166,095,640
Diluted earnings per ordinary share	$0.73	$1.59	$1.98	$3.21

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

16.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines. AeroTurbine is not material to our financial statements and therefore not considered a segment.

17.  Commitments and contingencies

At September 30, 2014, we had committed to purchase 391 new aircraft, and 17 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments to certain contractual escalation provisions) of approximately $25.0 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney. In addition, AeroTurbine has agreed to purchase one used aircraft and two engines under other flight equipment purchase agreements for an aggregate purchase commitment of $17.6 million.

A detailed summary of our commitments and contingencies can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014, our quarterly report for the first quarter ended March 31, 2014 on Form 6-K, filed with the SEC on May 6, 2014 and our quarterly report for the second quarter ended June 30, 2014 on Form 6-K, filed with the SEC on August 28, 2014.

Asset Value Guarantees

ILFC had previously contracted to provide guarantees on a portion of the residual value of certain aircraft to financial institutions and other third parties for a fee, some of which are still outstanding. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of September 30, 2014, 13 guarantees were outstanding, of which three have been exercised. At September 30, 2014, the carrying value of the asset value guarantee liability was $133.5 million and the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $316.6 million. Subsequent to September 30, 2014, we entered into agreements to sell two of those aircraft in 2015.

Contingencies

Legal Proceedings

VASP:  We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if VASP prevails on the issue of liability, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which we opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008 the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, two AerCap affiliates — AerCap Ireland Limited and Acorn Aviation Limited — have brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action moved forward. Upon VASP’s failure to appear and defend the action in Ireland, default judgment was entered in favor of AerCap’s affiliates.  On October 24, 2014, the High Court of Ireland entered judgments in the amount of approximately $29 million and $8 million in favor of AerCap Ireland and Acorn Aviation, respectively

Our management, based on the advice of external legal counsel, does not believe the outcome of this matter will have a material effect on our consolidated financial condition, results of operations or cash flows.

Transbrasil:  In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil has appealed this ruling to another panel of the STJ.

Our management, based on the facts and the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Yemen Airways-Yemenia: ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action. We do not believe that the outcome of either lawsuit will have a material effect on our consolidated financial condition, results of operations or cash flows.

Air Lease:  On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013 ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claims.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

We are also a party to various claims and litigation matters arising in the ordinary course of our business. We do not believe that the outcome of these matters, individually or in the aggregate, will be material to our consolidated financial condition, results of operations or cash flows.

18.  Income taxes

Our blended effective tax rate for the nine month period ended September 30, 2014, was 17.5%. Our blended effective tax rate for the nine month period ended September 30, 2013, was 8.5%. The increase in our effective tax rate is driven primarily by the ILFC Transaction. Our blended effective tax rate for the nine month period ended September 30, 2014 and 2013 was determined based upon estimates of our blended effective tax rates for the years ending December 31, 2013 and 2014, respectively. The blended effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

19.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerDragon. In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (‘‘CAS’’) and affiliates of Credit Agricole Corporate and Investment Bank (‘‘CA-CIB) establishing AerDragon with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in the first quarter of 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited who agreed to become a shareholder in AerDragon. As of September 30, 2014, AerDragon is 50% owned by CAS and the other 50% is owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 22 narrowbody aircraft and one widebody aircraft on lease to 11 airlines as of September 30, 2014. In addition to the aircraft on lease at September 30, 2014, AerDragon had ten aircraft yet to be delivered.

We have determined that AerDragon is a VIE, in which we do not have control and are not the PB and accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of September 30, 2014, six Boeing 757-200 aircraft and two Boeing 767-300ER aircraft have been sold while 11 Boeing 737-800 remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase, on the applicable maturity date under the senior debt facility, or earlier, in case of an AerCap insolvency and if the joint venture partners do not make additional subordinated capital available to the joint venture. The current maturity date under the senior debt facility for the first tranche is in April 2015, and between October 2018 and November 2019 for the second tranche. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At September 30, 2014, AerCap Partners I had $145.2 million outstanding under its senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767. At September 30, 2014, AerCap Partners 767 had $20.3 million outstanding under its senior debt facility.

We have determined that AerCap Partners I and AerCap Partners 767 are VIE’s in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with a US-based aircraft leasing company (formerly with Waha).  In 2010, we entered into two joint ventures with Waha, with us owning 50% in AerLift Jet and 40% in AerLift. On April 6, 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company. AerLift Jet owned four CRJ aircraft, and AerLift owned six aircraft and two engines as of September 30, 2014. We have determined that the joint ventures are VIE’s. For AerLift Jet we do have control and are the PB. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the PB and accordingly, we account for our investment in AerLift under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Other joint ventures.  In 2010, we entered into a 50% joint venture which owns three A320 aircraft. We have determined that the joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are VIE’s in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our consolidated financial statements.

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution to acquire an 19% equity interest in ACSAL. We have determined that ACSAL is a VIE and we do not have control, are not the PB, but do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

We also have an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $277.7 million as of September 30, 2014.

As a result of the ILFC Transaction we acquired interests in the following VIE’s:

Non-Recourse Financing Structures.  We consolidate one entity in which we have a variable interest and was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

Wholly-Owned ECA and Ex-Im Financing Vehicles.  Certain wholly-owned subsidiaries were established for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed, Consolidated Financial Statements.

Other Secured Financings.  A number of wholly-owned subsidiaries were established for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed, Consolidated Financial Statements.

Wholly-Owned Leasing Entities.  Wholly-owned subsidiaries were established for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Condensed, Consolidated Financial Statements.

Other Variable Interest Entities.  We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft.

20.  Related party transactions

Related Parties:  As described in Note 2—ILFC Transaction, on December 16, 2013, AerCap and AerCap Ireland, a wholly owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common stock of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. As a result, AIG holds a significant ownership interest in AerCap subsequent to the sale of ILFC. Consequently, AIG and its subsidiaries are considered related parties after the Closing Date. On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five year senior unsecured revolving credit facility with AIG as lender and administrative agent. The facility became effective on May 14, 2014, upon the completion of the ILFC Transaction. We paid fees of $1.9 million and $12.9 million in the three and nine months ended September 30, 2014. As of September 30, 2014, there was no amount outstanding under the facility.

Derivatives:  The counterparty of some of our interest rate swap agreements, which were acquired as part of the ILFC Transaction, was AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Condensed, Consolidated Income Statements for the three and nine months ended September 30, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $2.0 million and $3.5 million respectively was offset by a mark-to-market gain of $2.0 million and $3.5 million respectively. See also Note 8.

Management fees: We received management fees of $1.8 million and $3.1 million in the three and nine months ended September 30, 2014 from Castle trusts, affiliates of AIG.

Insurance premium: We purchase insurance through a broker who may place part of our policies with AIG. Total insurance premiums were $1.3 million and $2.3 million for the three and nine months ended September 30, 2014.

21.  Subsequent events

On October 29, 2014, total commitments under the Unsecured DBS Revolving Credit Facility were increased by $120 million to $300 million.

On November 14, 2014, AeroTurbine signed an amendment and extension of its credit facility which increases the size from $430 million to $550 million and extends the maturity of the facility to the fourth quarter of 2019.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed, consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry and the general economic and political situation,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  our ability to achieve the anticipated benefits of the recently completed acquisition of ILFC from AIG,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Part II. Other Information—Item 1. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 and A330 family aircraft and Boeing 737-800 aircraft. As of September 30, 2014 we owned and consolidated 1,130 aircraft, including 1,106 aircraft under operating leases and 23 aircraft under finance and sales type leases and one aircraft that met the criteria for being classified as held for sale but excluding five aircraft owned by AeroTurbine. In addition, we managed 122 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 33 aircraft. The weighted average age of our 1,130 owned and consolidated aircraft was 7.6 years as of September 30, 2014. We operate our aircraft business on a global basis and as of September 30, 2014, 1,121 out of our 1,130 owned aircraft were on lease to 192 commercial airline and cargo operator customers in 78 countries. At September 30, our operating lease portfolio included eight aircraft off-lease. As of November 7, 2014, three of the off-lease aircraft are under commitments for re-lease, one aircraft was sold and the remaining four aircraft are designated to be parted-out or sold. None of these off-lease aircraft met the criteria for being classified as held for sale.

The following table provides details regarding our aircraft portfolio by type of aircraft as of September 30, 2014:

	Owned portfolio		Managed portfolio and AerDragon aircraft	Number of	Total number of owned,
Aircraft type	Number of aircraft owned (a)	Percentage of total Net Book Value	Number of aircraft	aircraft on order (b)	managed and ordered aircraft
Airbus A319	143	8%	11	—	154
Airbus A320	241	17%	36	—	277
Airbus A320neo	—	—	—	155	155
Airbus A321	97	7%	15	5	117
Airbus A321neo	—	—	—	50	50
Airbus A330	121	18%	8	1	130
Airbus A350	—	—	—	29	29
Boeing 737 (NG)	295	26%	44	31	370
Boeing 767	47	2%	—	—	47
Boeing 777	71	15%	3	—	74
Boeing 787	14	4%	—	70	84
ERJ190 E2/195 E2	—	—	—	50	50
Other	101	3%	38	—	139
Total	1,130	100%	155	391	1,676

(a)                                 Excludes five aircraft owned by AeroTurbine and includes 23 aircraft under finance and sales type leases and one aircraft held for sale at September 30, 2014.

(b)                                 Excludes five Boeing purchase rights and 17 spare engines.

On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited (“GFL Transaction”). As part of the agreement we continued to manage the aircraft owned by Genesis Funding Limited. On September 19, 2014, this contract ceased and as of that date we no longer manage the 37 aircraft.

During the nine months ended September 30, 2014, we had the following activity related to flight equipment:

	Held for operating leases	Finance and sales-type leases	Held for sale	Total owned aircraft
Flight equipment at December 31, 2013	234	2	—	236
ILFC Transaction	901	24	—	925
GFL Transaction	(37)	—	—	(37)
Aircraft purchases	22	—	—	22
Aircraft sold and parted out from flight equipment	(11)	(5)	—	(16)
Aircraft reclassified to finance and sales-type leases	(2)	2	—	—
Aircraft reclassified to held for sale	(1)	—	1	—
Flight equipment at September 30, 2014	1,106	23	1	1,130

Critical Accounting Policies

There have been no significant changes to our critical accounting policies from those disclosed in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014 except for the additions and updates as described in Note 3 — Basis for presentation, as a result of the ILFC Transaction.

Comparative Results of Operations

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
	(US dollars in thousands except share and per share amounts)
Revenues and other income
Lease revenue	$714,614	$2,234,454
Net gain on sale of assets	32,240	31,578
Other income	25,378	56,608
Total Revenues and other income	772,232	2,322,640
Expenses
Depreciation and amortization	248,999	821,253
Asset impairment	11,854	1,871
Interest expenses	169,342	502,338
Operating lease-in costs	550	—
Leasing expenses	30,775	64,273
Transaction and integration related expenses	—	136,863
Selling, general and administrative expenses	67,661	182,398
Total Expenses	529,181	1,708,996
Income before income taxes and income of investments accounted for under the equity method	243,051	613,644
Provision for income taxes	(20,659)	(107,388)
Net income of investments accounted for under the equity method	7,150	27,200
Net income	$229,542	$533,456
Net loss (income) attributable to non-controlling interest	(2,755)	501
Net income attributable to AerCap Holdings N.V.	$226,787	$533,957

Nine Months ended September 30, 2014 compared to Nine Months ended September 30, 2013

Revenues. The principal categories of our revenue and their variances were:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Lease revenue:
- Basic rents	$666.7	$2,123.7	$1,457.0	218.5%
- Maintenance rents and other receipts	47.9	110.7	62.8	131.1%
Net gain on sale of assets	32.2	31.6	(0.6)	(1.9)%
Other income	25.4	56.6	31.2	122.8%
Total	$772.2	$2,322.6	$1,550.4	200.8%

Basic rents increased by $1,457.0 million, or 218.5%, to $2,123.7 million in the nine months ended September 30, 2014 from $666.7 million in the nine months ended September 30, 2013. The increase in basic rents was attributable primarily to:

•                  the acquisition of 961 aircraft, including aircraft acquired as part of the ILFC Transaction, between January 1, 2013 and September 30, 2014 with an aggregate net book value of $27.4 billion at the date of acquisition which was partially offset by the sale, during such period, of 69 aircraft for lease with an aggregate net book value of $1.5 billion at the date of sale, resulted in a $1,469.6 million increase in basic rents in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013, partially offset by

•                  a decrease in basic rents of $8.7 million in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $62.8 million, or 131.1%, to $110.7 million in the nine months ended September 30, 2014 from $47.9 million in the nine months ended September 30, 2013. The increase was primarily attributable to:

•                  an increase of $8.6 million in maintenance revenue and other receipts from airline defaults in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013; and

•                  an increase of $54.2 million in regular maintenance rents relating primarily to the ILFC Transaction in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Net gain on sale of assets decreased by $0.6 million, or 1.9%, to $31.6 million in the nine months ended September 30, 2014 from $32.2 million in the nine months ended September 30, 2013. In the nine months ended September 30, 2014, we sold our 42% equity interest in AerData, 37 aircraft as part of the GFL Transaction, two A330 aircraft, one A340 aircraft, one A300 aircraft, seven Boeing 737 classic aircraft, two Boeing 767 aircraft and one MD-11 aircraft, whereas in the nine months ended September 30, 2013, we sold nine Boeing 737 (NG) aircraft, one Boeing 737 classic, two A330 aircraft and one MD-11 aircraft (which was included in net investment in finance and sales-type leases).

Other income increased by $31.2 million, or 122.8%, to $56.6 million in the nine months ended September 30, 2014 from $25.4 million in the nine months ended September 30, 2013. The increase was primarily driven by the ILFC Transaction and related primarily to income from our AeroTurbine subsidiary.

Depreciation and Amortization.  Depreciation and amortization increased by $572.3 million, or 229.8%, to $821.3 million in the nine months ended September 30, 2014 from $249.0 million in the nine months ended September 30, 2013. The increase was primarily the result of the ILFC Transaction and purchases of new aircraft which was partially offset by sales between January 1, 2013 and September 30, 2014.

Interest Expenses.  Our interest expenses increased by $333.0 million, or 196.7%, to $502.3 million in the nine months ended September 30, 2014 from $169.3 million in the nine months ended September 30, 2013. The majority of the increase in interest expenses was caused by:

•                  a $21.4 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $11.9 million expense in the nine months ended September 30, 2014 from a $9.5 million income in the nine months ended September 30, 2013; and

•                  an increase in average outstanding debt balance to $18.8 billion in the nine months ended September 30, 2014 from $5.9 billion in the nine months ended September 30, 2013 primarily due to the ILFC Transaction and aircraft purchases and partially offset by regular debt repayments in the nine months ended September 30, 2014, resulting in a $378.8 million increase in our interest on debt, partially offset by

•                  a $4.0 million decrease in charges from the early repayment of secured loans to $2.2 million in the nine months ended September 30, 2014 from $6.1 million in the nine months ended September 30, 2013; and

•                  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 3.5% in the nine months ended September 30, 2014 from 3.9% in the nine months ended September 30, 2013 as a result of the ILFC Transaction. The decrease in our average cost of debt resulted in a $65.7 million decrease in our interest on debt.

Other Operating Expenses.  Our other operating expenses increased by $32.9 million, or 104.8%, to $64.3 million in the nine months ended September 30, 2014 from $31.4 million in the nine months ended September 30, 2013. The principal categories of our other operating expenses and their variances were as follows:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Operating lease-in costs	$0.6	$—	$(0.6)	(100.0)%
Leasing expenses	30.8	64.3	33.5	108.8%
Total	$31.4	$64.3	$32.9	104.8%

Our operating lease-in costs decreased by $0.6 million, or 100%, to nil in the nine months ended September 30, 2014 from $0.6 million in the nine months ended September 30, 2013. The decrease is due to the expiration of our four lease-in, lease-out transactions in 2013.

Our leasing expenses increased by $33.5 million, or 108.8%, to $64.3 million in the nine months ended September 30, 2014 from $30.8 million in the nine months ended September 30, 2013. The increase is primarily due to $23.2 million higher normal transition costs, lessor maintenance contributions and other leasing expenses in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. This increase is primarily related to the ILFC Transaction. In addition we recognized expenses of $13.6 million relating to airline defaults and restructurings in the nine months ended September 30, 2014 compared to $3.3 million in the nine months ended September 30, 2013.

Transaction and Integration Related Expenses.  In the nine months ended September 30, 2014 we incurred $136.9 million of transaction and integration related expenses due to the ILFC Transaction. Those expenses consist primarily of banking fees, professional fees and severance and other compensation expenses.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $114.7 million, or 169.4%, to $182.4 million in the nine months ended September 30, 2014 from $67.7 million in the nine months ended September 30, 2013. The increase was primarily caused by the ILFC Transaction.

Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by $370.5 million, or 152.4%, to $613.6 million in the nine months ended September 30, 2014 from $243.1 million in the nine months ended September 30, 2013.

Provision for Income Taxes.  Our provision for income taxes increased by $86.7 million, or 418.8%, to a charge of $107.4 million in the nine months ended September 30, 2014 from $20.7 million in the nine months ended September 30, 2013. Our effective tax rate was 17.5% for the nine months ended September 30, 2014 and was 8.5% for the nine months ended September 30, 2013. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The increase in our effective tax rate was primarily due to the ILFC Transaction.

Net Income of Investments Accounted for Under the Equity Method.  Our net income of investments accounted for under the equity method increased by $20.0 million, or 277.8% to $27.2 million in the nine months ended September 30, 2014 from $7.2 million in the nine months ended September 30, 2013. The increase is primarily related to non-recurring income in one of our joint ventures.

Net Income.  For the reasons explained above, our net income increased by $304.0 million, or 132.5%, to $533.5 million in the nine months ended September 30, 2014 from $229.5 million in the nine months ended September 30, 2013.

Non-Controlling Interest, net of tax.  Net income attributable to non-controlling interest, net of tax was $0.5 million in the nine months ended September 30, 2014 compared to a net loss attributable to non-controlling interest, net of tax of $2.8 million in the nine months ended September 30, 2013, which was primarily caused by the higher leasing expenses in our consolidated joint ventures in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Net Income Attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $307.2 million, or 135.4%, to $534.0 million in the nine months ended September 30, 2014 from $226.8 million in the nine months ended September 30, 2013.

Adjusted Net Income. This measure is determined by adding non-cash charges relating to gains and losses created by a mark-to-market on our interest rate caps and swaps, share based compensation, an adjustment for maintenance rights related expense, and transaction and integration related expenses during the applicable period, net of related tax benefits, to U.S. GAAP net income.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts which pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. During the period between the Closing Date and September 30, 2014, most of the invoices received for maintenance events related to accrued liabilities and as such no expenses were recorded. For those contracts which have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

•                  Third quarter 2014 adjusted net income of $315.8 million excludes expenses relating to the ILFC Transaction and integration of $12.6 million, net of tax.

•                  Adjusted net income of $608.1 million for the nine months ended September 30, 2014 excludes expenses relating to the ILFC Transaction and integration of $119.8 million, net of tax.

In addition to U.S. GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Nine months	Nine months
	ended	ended
	September 30,	September 30,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Net income attributable to AerCap Holdings N.V.	$226.8	$534.0	$307.2	135.4%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	(8.3)	10.4	18.7	NA
Share-based compensation, net of tax	6.0	37.8	31.8	530.0%
Transaction and integration related expenses, net of tax	—	119.8	119.8	NA
Maintenance rights related expenses, net of tax	—	(93.9)	(93.9)	NA
Adjusted net income	$224.5	$608.1	$383.6	170.9%

Adjusted net income for the nine months ended September 30, 2014 increased 171% over the same period in 2013. The increase in reported and adjusted net income was driven primarily by the ILFC Transaction and included $20 million of non-recurring income.

Adjusted net income reflects expensing the maintenance rights asset over the remaining economic life of the aircraft as compared to expensing this asset during the remaining lease term as reflected in reported net income. The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the ILFC acquisition date and the value based on the contractual return conditions in the lease contracts. We believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2014 was $2.4 billion, including restricted cash of $0.7 billion and our operating cash flow was $1,498.4 billion for the nine months ended September 30, 2014. We currently generate significant cash flows from our aircraft leasing business; with a portion of our owned aircraft held through restricted cash entities, such as ALS II. A significant portion of our capital requirements are outside our restricted cash entities, and therefore our management analyzes our cash flows at both consolidated and an individual entity level to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at September 30, 2014 were approximately $4.9 billion, including $4.1 billion under our revolving credit facilities. Our total liquidity, including undrawn lines of credit and unrestricted cash, was therefore $6.6 billion as of September 30, 2014. Our debt balance, excluding fair value adjustments, at September 30, 2014 was $29.4 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended September 30, 2014, was 3.4%. Our adjusted debt to equity ratio(1) was 3.5 to 1 as of September 30, 2014.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of September 30, 2014, we had 391 new aircraft on order, which included 31 B737-800 aircraft, 70 B787 aircraft, one A330 aircraft, 210 A320 family aircraft, 29 A350 aircraft and 50 Embraer aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital

(1)  Adjusted debt/equity ratio is obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit.

raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the nine months ended September 30, 2014 and 2013:

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
	(US dollars in millions)
Net cash flow provided by operating activities	$510.5	$1,498.4
Net cash flow used in investing activities	(1,140.7)	(981.9)
Net cash flow provided by financing activities	428.0	935.4

Nine Months ended September 30, 2014 compared to Nine Months ended September 30, 2013.

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $987.9 million, or 193.5%, to $1,498.4 million for the nine months ended September 30, 2014 from $510.5 million for the nine months ended September 30, 2013, primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of mainly new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of transaction and integration related expenses in the nine months ended September 30, 2014.

Cash flows used in investing activities. Our cash flow used in investing activities decreased by $158.7 million, or 13.9%, to $981.9 million for the nine months ended September 30, 2014 from $1,140.7 million for the nine months ended September 30, 2013. The decreased use of cash was primarily due to an decrease of $67.7 million in aircraft purchase activity, a decrease of $326.0 million due to the movement of our restricted cash balances, a decrease of $13.2 million in capital contributions, an increase of $36.8 million in collections of finance and sales-type leases, which was partially offset by a decrease in cash flow of $89.7 million from asset sale proceeds and the cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million.

Cash flows provided by financing activities. Our cash flow provided by financing activities increased by $507.4 million, or 118.6%, to $935.4 million for the nine months ended September 30, 2014 from $428.0 million for the nine months ended September 30, 2013. This increase in cash flows provided by financing activities was due to an increase of $391.1 million in new financing proceeds, net of repayments and debt issuance costs and an increase of $116.2 million of net receipts of maintenance and security deposits.

Indebtedness

As of September 30, 2014, our outstanding indebtedness, excluding fair value adjustments, totaled $29.4 billion and primarily consisted of senior unsecured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2014:

				Undrawn
Debt Obligation	Collateral	Commitment	Outstanding	amounts	Maturity
	(Number of	(US dollars in thousands)
	aircraft)
Unsecured
Senior unsecured bonds, notes and medium-term notes		$14,930,020	$14,930,020	$—	2022
DBS revolving credit facility		180,000	—	180,000	2018
Citi revolving credit facility		2,925,000	—	2,925,000	2018
AIG revolving credit facility		1,000,000	—	1,000,000	2019
Subordinated debt joint ventures partners		64,280	64,280	—	2022
Other unsecured debt		51,508	51,508	—	2022
Secured
ECA and Ex-Im financings	169	2,804,347	2,804,347	—	2025
Senior secured bonds	173	2,550,000	2,550,000	—	2018
Institutional secured term loans	138	2,250,000	2,250,000	—	2021
ALS II debt	30	356,236	356,236	—	2038
Temescal facility	54	1,143,375	1,143,375	—	2018
AerFunding revolving credit facility	34	1,575,000	926,313	648,687	2018
Skyfunding B737-800 acquisition facility	21	584,931	584,931	—	2023
Portfolio facilities	38	1,022,684	1,022,684	—	2020
PDP facilities		200,340	139,594	60,746	2015
AeroTurbine facility		430,000	315,289	114,711	2015
Other secured debt	43	1,281,105	1,281,105	—	2026
Subordinated
ECAPs subordinated debt		1,000,000	1,000,000	—	2065
Total	700	$34,348,826	$29,419,682	$4,929,144

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and exclude deferred debt discount and fair value adjustments. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

	2014
	10/01/2014 - 12/31/2014	2015	2016	2017	2018	Thereafter	Total
	(US dollars in thousands)
Secured debt facilities (a)	$279,782	$1,728,465	$2,378,019	$1,804,296	$3,358,609	$3,657,610	$13,206,781
Unsecured debt facilities (b)	6,722	2,037,851	1,566,954	2,700,000	770,000	8,964,280	16,045,807
Pre-delivery payment facilities	—	139,594	—	—	—	—	139,594
Other debt facilities	1,250	5,000	11,250	10,000	—	—	27,500
Estimated interest payments including the effect of derivative instruments (c)	341,858	1,437,382	1,225,485	978,641	763,721	3,510,715	8,257,802
Purchase obligations (d)	874,887	3,018,166	4,098,920	4,977,181	4,989,219	7,067,441	25,025,814
Purchase obligations AeroTurbine (e)	17,600	—	—	—	—	—	17,600
Operating leases (f)	5,742	15,662	8,189	7,081	5,272	19,187	61,133
Total	$1,527,841	$8,382,120	$9,288,817	$10,477,199	$9,886,821	$23,219,233	$62,782,031

(a)         Includes $315.3 million outstanding under AeroTurbine’s revolving credit facility.

(b)         Includes subordinated debt.

(c)          Estimated interest payments for floating rate debt included in this table are based on rates as of September 30, 2014. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(d)         Includes 355 direct forward-order aircraft, 36 forward sale-leaseback transactions and commitments to purchase 17 new spare engines. Excludes purchase options.

(e)          Represents commitment to purchase one aircraft plus two engines.

(f)           Represents contractual payments on our office and facility leases. It does not include minimum sublease rentals receivable of $1.4 million in the future under non-cancellable subleases.

In the three months remaining in 2014 and subsequent years, we have committed to make capital expenditures related to 391 aircraft and 17 engines which include our options to purchase 50 Airbus A320neo aircraft exercised in July 2014. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

We have entered into three joint ventures: AerDragon, in which we have a 17% equity interest, ACSAL, in which we have a 19% equity interest and AerLift, in which we have a 40% equity interest, none of which qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting. In April 2014, we sold our 42% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with Part I. Financial Information — Item 1. Note 8: Derivatives and our audited consolidated financial statements included in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixed rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

Our fixed rate debt of $21.8 billion, including fair value adjustments, equals 71% of our total outstanding debt obligations, as of September 30, 2014.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of September 30, 2014 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate caps
Average notional amounts	$1,652	$1,590	$1,305	$1,047	$729	$340	$90	$24.3
Weighted average strike rate	1.92%	1.98%	2.30%	2.61%	2.89%	2.62%	2.77%

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate swaps
Average notional amounts	$153	$46	$—	$—	$—	$—	$—	$(2.7)
Weighted average strike rate	4.16%	3.15%	—	—	—	—	—

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate floors
Average notional amounts	$45	$27	$—	$—	$—	$—	$—	$(0.6)
Weighted average strike rate	3.00%	3.00%	—	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

PART II  OTHER INFORMATION

Legal Proceedings

As a result of the ILFC Transaction we assumed certain contingencies. Please refer to Part I. Financial Information — Item 1. Note 17: Commitments and Contingencies in this report.

Item 1. Risk Factors

RISKS RELATED TO OUR BUSINESS

Set forth below is an additional risk factor applicable to the Company to those disclosed in our quarterly report for the second quarter ended June 30, 2014 on Form 6-K, filed with the SEC on August 28, 2014.

We have been advised that Waha has entered into funded collar transactions relating to a portion of the AerCap ordinary shares it holds.   The effect of the borrowing of our ordinary shares pursuant to the funded collar transactions, including the sales of our ordinary shares by the collar counterparties to such transactions or their affiliates to establish or modify their hedge positions, may have a negative effect on the market price of our ordinary shares.

On September 2, 2014, we announced the offering of 14,923,306 of our ordinary shares held by Waha.  We have been advised that Waha has agreed to lend to Deutsche Bank AG, London Branch, Nomura International plc and CBNA, London Branch and/or their respective affiliates (the “collar counterparties”) an aggregate amount of 14,923,306 ordinary shares.  We have been advised by the collar counterparties that they or their respective affiliates intend to establish the collar counterparties’ initial hedge positions in respect of the funded collar transactions by establishing short positions in our ordinary shares through an underwritten offering of 10,180,679 of the ordinary shares the collar counterparties have borrowed from the Waha by certain underwriters. The establishment of such short positions could have the effect of decreasing, or limiting an increase in, the market price of our ordinary shares. The purchases and sales of our ordinary shares by the collar counterparties or their respective affiliates or agents, which may include one or more of the underwriters or their affiliates to modify the collar counterparties’ hedge positions from time to time during the term of the funded collar transactions may variously have a positive, negative or neutral impact on the market price of our ordinary shares, depending on market conditions at such times. In addition, purchases of our ordinary shares by the collar counterparties or their respective affiliates in connection with the termination by the Waha of any portion of the loan of our ordinary shares to the collar counterparties under the funded collar transactions, or cash settlement of any funded collar transaction, may have the effect of increasing, or limiting a decrease in, the market price of our ordinary shares during the relevant unwind period.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.